June 3, 2019

Tricia Tolivar
Chief Financial Officer
GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

       Re: GNC Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 13, 2019
           File No. 001-35113

Dear Ms. Tolivar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products